UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2016

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Earnings Release	November 9, 2016

Conference Call	November 10, 2016
11:30 a.m. (Brasília)
in Portuguese	8:30 a.m. (NY) / 1:30 p.m. (UK)
Webcast: Click here
Telephone: +55 (11) 2188-0155 / Code:
Oi
Replay available until 11/17/2016:
+55 (11) 2188-0400 / Code: Oi

Conference Call	November 10, 2016
in English	11:30 a.m. (Brasília)
8:30 a.m. (NY) / 1:30 p.m. (UK)
SIMULTANEOUS	Webcast: Click here
TRANSLATION	Telephone: +1-866-890-2584 (USA) /
+1-646-843-6054 (Other) / Code: Oi
Replay available until 11/17/2016:
+1-646-843-6054 / Code: Oi

Consolidated Information and Earnings Release (Unaudited)

This report contains the operating and financial performance of Oi S.A. – under Judicial Reorganization (“Oi S.A.” or “Oi” or “Company”) – and its subsidiaries for the third quarter of 2016.

3Q16 HIGHLIGHTS

OPERATIONAL IMPROVEMENTS WITH ACCUMULATION OF CASH

       Focus on operations and accumulation of cash: Oi’s cash balance increased by R$ 2 billion in 3Q16. The judicial reorganization process contributes to Oi’s operational feasibility.

       Continuing improvements in operational efficiency and strict cost control: operating costs in Brazil fell 2.5% y.o.y. Given inflation of 8.5% in the last twelve months, costs fell more than 10% in real terms.

       Routine EBITDA from the Brazilian operations increased 6.2% q.o.q. and routine EBITDA margin grew 1.9 p.p. in the same period.

       Increased investments, despite the macroeconomic headwinds. Oi increased its investments for the Brazilian operations by 14.3% in the first nine months and 3.3% in the third quarter, compared with the same periods last year.

       Improved services quality: Oi has been presenting improvements in several operational indicators and, consequently, recording a consistent improvement in ANATEL’s quality metrics.

       The Company is focusing on digital transformation in order to ensure a sustainable future, based on innovation and value creation.

       Judicial reorganization within legal terms. Despite the complexity of the judicial reorganization process, Oi has been complying with the terms and procedures required by law. The operations and relations with customers, suppliers and partners are being conducted on a business-as-usual basis.

3Q16 HIGHLIGHTS

Summary

in R$ million or otherwise stated	3Q16	3Q15	2Q16	YoY	QoQ	9M16	9M15	YoY
Oi S.A.
Total Net Revenues	6,394	6,827	6,524	-6.3%	-2.0%	19,674	20,651	-4.7%
EBITDA	1,645	2,178	1,435	-24.5%	14.6%	4,846	6,088	-20.4%
EBITDA Margin (%)	25.7%	31.9%	22.0%	-6.2 p.p.	3.7 p.p.	24.6%	29.5%	-4.9 p.p.
Routine EBITDA	1,645	1,852	1,520	-11.2%	8.2%	4,940	5,810	-15.0%
Routine EBITDA Margin (%)	25.7%	27.1%	23.3%	-1.4 p.p.	2.4 p.p.	25.1%	28.1%	-3.0 p.p.
Net Loss from Continuing Operations	-1,015	-1,027	-656	-1.2%	54.8%	-3,315	-1,883	76.0%
Net Debt	41,184	37,241	41,386	10.6%	-0.5%	41,184	37,241	10.6%
Available Cash	7,142	16,415	5,106	-56.5%	39.9%	7,142	16,415	-56.5%
CAPEX	1,004	984	1,253	1.9%	-19.9%	3,509	3,078	14.0%

in R$ million or otherwise stated	3Q16	3Q15	2Q16	YoY	QoQ	9M16	9M15	YoY
BRAZIL
Revenue Generating Unit - ('000)	67,890	71,838	69,198	-5.5%	-1.9%	67,890	71,838	-5.5%
Residential	16,105	16,524	16,153	-2.5%	-0.3%	16,105	16,524	-2.5%
Personal Mobility	44,118	47,059	45,319	-6.3%	-2.7%	44,118	47,059	-6.3%
B2B	7,023	7,602	7,078	-7.6%	-0.8%	7,023	7,602	-7.6%
Public Telephones	644	651	648	-1.2%	-0.7%	644	651	-1.2%
Total Net Revenues	6,192	6,515	6,323	-5.0%	-2.1%	19,053	19,911	-4.3%
Net Service Revenues(1)	6,149	6,463	6,256	-4.9%	-1.7%	18,886	19,588	-3.6%
Residential	2,367	2,437	2,411	-2.9%	-1.9%	7,171	7,387	-2.9%
Personal Mobility	1,899	1,997	1,878	-4.9%	1.1%	5,751	6,006	-4.2%
Customer (2)	1,756	1,780	1,740	-1.3%	0.9%	5,280	5,336	-1.1%
B2B	1,827	1,967	1,908	-7.1%	-4.3%	5,800	5,986	-3.1%
Net Customer Revenues(2)	5,934	6,066	6,008	-2.2%	-1.2%	18,101	18,400	-1.6%
Routine EBITDA	1,534	1,740	1,444	-11.8%	6.2%	4,665	5,485	-15.0%
Routine EBITDA Margin (%)	24.8%	26.7%	22.8%	-1.9 p.p.	1.9 p.p.	24.5%	27.5%	-3.1 p.p.
CAPEX	982	950	1,215	3.3%	-19.2%	3,401	2,976	14.3%
Routine EBITDA - CAPEX	552	790	229	-30.1%	141.2%	1,263	2,509	-49.6%

(1) Excludes handset revenues.

(2) Excludes handset and network usage revenues.

OPERATING RESULTS

Net Revenues

Table 1 – Breakdown of Net Revenues

						9 Months			Weight %
R$ million	3Q16	3Q15	2Q16	YoY	QoQ	9M16	9M15	YoY	3Q16	3Q15
Total Net Revenues	6,394	6,827	6,524	-6.3%	-2.0%	19,674	20,651	-4.7%	100.0%	100.0%
Brazil	6,192	6,515	6,323	-5.0%	-2.1%	19,053	19,911	-4.3%	96.8%	96.9%
Residential	2,367	2,437	2,411	-2.9%	-1.9%	7,171	7,387	-2.9%	37.0%	37.0%
Personal Mobility	1,942	2,048	1,944	-5.2%	-0.1%	5,918	6,325	-6.4%	30.4%	29.8%
Service	1,899	1,997	1,878	-4.9%	1.1%	5,751	6,006	-4.2%	29.7%	28.8%
Customer	1,756	1,780	1,740	-1.3%	0.9%	5,280	5,336	-1.1%	27.5%	26.7%
Network Usage	143	217	138	-34.0%	3.4%	471	670	-29.7%	2.2%	2.1%
Sales of handsets, SIMcards and others	43	52	66	-17.5%	-35.3%	167	319	-47.6%	0.7%	1.0%
B2B	1,827	1,967	1,908	-7.1%	-4.3%	5,801	5,989	-3.2%	28.6%	29.3%
Other services	57	63	59	-9.6%	-3.4%	163	209	-21.9%	0.9%	0.9%
Others	202	312	202	-35.2%	0.3%	620	740	-16.2%	3.2%	3.1%

Brazil
Net Service Revenues	6,149	6,463	6,256	-4.9%	-1.7%	18,886	19,588	-3.6%	96.2%	95.9%
Net Customer Revenues	5,934	6,066	6,008	-2.2%	-1.2%	18,101	18,400	-1.6%	92.8%	92.1%

In 3Q16, consolidated net revenues totaled R$ 6,394 million, -6.3% y.o.y. and -2.0% q.o.q. Net revenues from the Brazilian operations came to R$ 6,192 million (-5.0% y.o.y. and -2.1% q.o.q.), while net revenues from the other international operations (Africa and East Timor) totaled R$ 202 million, 35.2% down y.o.y. and in line with the previous quarter.

BRAZIL

Total net revenues from the Brazilian operations (“Brazil”) came to R$ 6,192 million in 3Q16, 5.0% lower than in 3Q15, chiefly due to the cut in the interconnection (MTR) and fixed-to-mobile (VC) regulated tariffs, the lower customer base, and the decline in recharges in the prepaid segment and revenues in the B2B segment (these two segments being the most sensitive to the macroeconomic scenario). On the other hand, revenues from broadband and pay TV in the Residential segment continued to grow noticeably, climbing 7.8% and 29.2%, respectively, over 3Q15. And in the Personal Mobility segment, data revenues moved up 20.5% over 3Q15.

In 3Q16, total net service revenues, which exclude handset revenues, totaled R$ 6,149 million, 4.9% down y.o.y. Total net customer revenues, which exclude network usage and handset revenues, fell 2.2% in the same period, totaling R$ 5,934 million in the quarter.

Operational RESULTS

Residential

	3Q16	3Q15	2Q16	YoY	QoQ	9M16	9M15	YoY
Residential
Net Revenues (R$ million)	2,367	2,437	2,411	-2.9%	-1.9%	7,171	7,387	-2.9%
Revenue Generating Units (RGU) - ('000)	16,105	16,524	16,153	-2.5%	-0.3%	16,105	16,524	-2.5%
Fixed Line in Service	9,682	10,217	9,795	-5.2%	-1.2%	9,682	10,217	-5.2%
Fixed Broadband	5,164	5,136	5,149	0.5%	0.3%	5,164	5,136	0.5%
Pay TV	1,259	1,171	1,209	7.6%	4.2%	1,259	1,171	7.6%
ARPU Residential (R$)	81.5	79.5	82.1	2.5%	-0.7%	81.4	78.5	3.7%

Net revenues from the Residential segment totaled R$ 2,367 million in 3Q16, 2.9% down y.o.y., mainly due to fixed voice revenues, which were impacted by the lower fixed line base and the annual reduction in fixed-to-mobile regulated tariffs (VC). This decline in wireline revenues was partially offset by the year-on-year upturn in revenues from broadband (+7.8%) and pay TV (+29.2%). In the sequential comparison, net revenues from the Residential segment fell 1.9%, mainly due to the decline in wireline revenues.

In 3Q16, Oi registered 16,105 thousand RGUs in the Residential segment, -2.5% y.o.y., which represents a slowdown in the base reduction compared with the declines of 3.8% in 2Q16, 5.7% in 1Q16 and 6.7% in 4Q15. This slowdown was due to two factors: (i) lower net disconnections in wireline and (ii) higher net adds in broadband and pay TV.

Gross adds moved up in all three Residential products in 3Q16. The churn rate was impacted by the deterioration of the macroeconomic environment, which increased both default levels and involuntary churn. However, voluntary churn, which measures disconnections requested by the customers, has also been falling in all three Residential products.

The increase in gross adds and the reduction in voluntary churn are results of customer retention initiatives and the strategy of convergence, supported by the success of the Company’s new convergent offer, Oi Total, launched nationwide at the end of March 2016. By offering more products per customer, the Company is able to increase its ARPU and build customer loyalty.

Residential ARPU

Residential ARPU moved up 2.5% y.o.y. to R$ 81.5 in 3Q16. Broadband and pay TV ARPU climbed 7.4% and 21.4%, respectively, over 3Q15, while wireline ARPU fell 1.4%.

Wireline

Oi ended 3Q16 with 9,682 thousand wireline customers in the Residential segment, 5.2% down from 3Q15, continuing the slowdown in the base decline (year-on-year reductions of 6.2% in 2Q16, 7.7% in 1Q16 and 8.6% in 4Q15). In 3Q16, gross adds reached their highest level since the beginning of 2015, moving up 7.2% over 3Q15, while voluntary churn fell 12.2% in the same period, supporting the slowdown in the wireline base reduction.

The share of low-end offerings in gross adds continued to decline (-8.0 p.p. y.o.y.), while the percentage of customers with more than one Oi product came to 64.4% of Residential customers (+1.5 p.p. y.o.y.). In 3Q16, the penetration of unlimited fixed plans in the fixed line base reached 24.9%, increasing 4.3 p.p. over 3Q15.

Oi Total, the main convergent offer in the Residential segment, increased its share of this segment’s wireline base from 4.4% in 2Q16 to 6.7% in 3Q16. This upturn was the result of sales efforts focused on this offer, comprising a complete solution and competitive prices, which has been well accepted by customers. As a result, Oi Total accounted for 22.3% of Oi’s gross adds in the quarter.

The previous convergent offer, Oi Conta Total (OCT), which combined wireline, broadband and mobility, was no longer sold after the nationwide launch of Oi Total at the end of 1Q16. The OCT base has been retained; however, the Company has begun an organic migration to Oi Total, following a plan of customer retention with profitability. In 3Q16, 62.3% of Oi Total Solução Completa (4P) sales in September were to OCT (3P) customers, reinforcing the success of the strategy of increasing customer profitability.

Operational RESULTS

Oi Voz Total (OVT), which combines wireline and prepaid mobile, corresponded to 13.5% of the Residential wireline base in 3Q16, with a churn rate 26.4% lower than the standalone wireline offering. The average penetration of SIM cards per OVT customer stood at 1.6 in 3Q16.

Broadband

Oi ended 3Q16 with 5,164 thousand fixed broadband RGUs in the Residential segment (+0.5% y.o.y. and +0.3% q.o.q.). As with wireline, broadband gross adds also grew, climbing 8.0% over 3Q15, reaching their highest level since the beginning of 2015, while voluntary churn fell 9.7% in the same period. As a result, the Company recorded net adds (15 thousand) for yet another quarter.

Oi’s broadband penetration in households with a fixed line reached 53.3% in the quarter (+3.1 p.p. y.o.y. and +0.8 p.p. q.o.q.), while the share of low-end offerings in gross adds continued to fall (-7.1 p.p. y.o.y. and -2.5 p.p. q.o.q.).

Broadband ARPU increased 7.4% over 3Q15, showing that, in line with its strategy, Oi has been able to increase customer profitability through the sale of high-end offers to new customers. In addition, the availability of VDSL technology (broadband with speeds of up to 35 Mbps) has boosted the sales of Oi Total, the Company’s main offer.

The average speed of broadband customers reached 6.4 Mbps (+23.4% y.o.y. and +6.0% q.o.q.). In 3Q16, the share of RGUs with speeds equal to or greater than 5 Mbps increased 9.8 p.p. over 3Q15 to 67.8%, while the share of RGUs with speeds equal to or greater than 10 Mbps increased 11.1 p.p. to 40.6% in the same period. The average speed of gross adds was 9.1 Mbps (+24.7% y.o.y. and +13.4% q.o.q.). In this quarter, 83.1% of gross adds had speeds equal to or greater than 5 Mbps (+7.2 p.p. y.o.y.) and 60.9% had speeds equal to or greater than 10 Mbps (+8.1 p.p. y.o.y.), while considering the Oi Total offer, 66.0% of gross adds had speeds equal to or greater than 10 Mbps. It is worth highlighting the percentage of broadband sales with speeds equal to or greater than 15 Mbps, which reached 30.1% this quarter.

Pay TV

Oi’s pay TV base ended the quarter with 1,259 thousand RGUs, in line with growth trends (+7.6% y.o.y. and +4.2% q.o.q.). Pay-TV gross adds moved up by a substantial 29.8% over 3Q15, reaching their highest level since the beginning of 2015, similarly to all the other products of the Residential Segment. In the same period, the voluntary churn rate fell by a significant 22.6%. As a result, net adds totaled a significant 50 thousand RGUs this quarter (versus 28 thousand in 2Q16 and 12 thousand in 1Q16).

Oi TV’s penetration in households with Oi fixed line reached 13.0% in 3Q16, +1.5 p.p. y.o.y., while the share of high-end offers grew 8.0 p.p. in the period to 26.5%. Pay-TV ARPU grew substantially (+21.4% y.o.y. and +3.5% q.o.q.) thanks to successful upselling, combined with Oi TV’s superior quality and Oi Total’s solid performance. It is worth mentioning that 76% of Oi TV is commercialized within Oi Total offer.

Oi TV offers full content, with high-definition channels (including open channels) in all the offers, and up to 183 channels, including more than 50 in HD. The Company also offers services like PenVR (content recording and live/pause service via pen drive available in any plan) and iPPV (purchase of Pay-Per-View events by remote control). Additionally, the Oi Play platform allows customers to watch content from 50 channels, including 22 with live content and more than 22 thousand on-demand titles, in any device (smartphone, tablet or PC) connected to the internet at no additional cost. Oi Play allows customers to do more optimized searches and to better interact with the content. This platform reinforces Oi’s positioning in providing a better customer experience through the digitization of services.

Operational RESULTS

Oi also currently offers a prepaid service for Oi TV, in which customers have the option to share their credits between their mobile phones and pay TV. Customers can choose between biweekly or monthly recharges (beginning at R$ 29.90 and R$ 54.90, respectively), which can be paid by credit card or through sharing the customer’s mobile credits.

Personal Mobility

	3Q16	3Q15	2Q16	YoY	QoQ	9M16	9M15	YoY
Personal Mobility
Net Revenues (R$ million)	1,942	2,048	1,944	-5.2%	-0.1%	5,918	6,325	-6.4%
Service	1,899	1,997	1,878	-4.9%	1.1%	5,751	6,006	-4.2%
Customer (1)	1,756	1,780	1,740	-1.3%	0.9%	5,280	5,336	-1.1%
Network Usage	143	217	138	-34.0%	3.4%	471	670	-29.7%
Sales of handsets, SIM cards and others	43	52	66	-17.5%	-35.3%	167	319	-47.6%
Revenue Generating Units (RGU) - ('000)	44,118	47,059	45,319	-6.3%	-2.7%	44,118	47,059	-6.3%
Prepaid Plans	37,318	40,296	38,299	-7.4%	-2.6%	37,318	40,296	-7.4%
Postpaid Plans (2)	6,800	6,763	7,020	0.5%	-3.1%	6,800	6,763	0.5%

Note: (1) Excludes handset and network usage revenues.

         (2) Includes high-end postpaid plans, Oi Controle, bundled mobile services and 3G (mini-modem).

Net revenues from the Personal Mobility segment totaled R$ 1,942 million in 3Q16, -5.2% y.o.y., mainly explained by the annual MTR cuts and the decline in voice revenues, partially offset by the increase in data revenues. Net revenues from the Personal Mobility segment remained virtually in line with the previous quarter.

In 3Q16, customer revenues, which exclude interconnection and handsets, totaled R$ 1,756 million, 1.3% down y.o.y., concentrated in the prepaid segment, which was more heavily impacted by the high unemployment rate (11.8% in August 2016, according to the most recent data of the Brazilian Institute of Geography and Statistics - IBGE). Revenues from the postpaid segment grew again in year-on-year terms, moving up 9.0% in 3Q16, underlining the success of the new Oi Mais offer and the sales of high-end and bundled offers. Customer revenues increased 0.9% q.o.q. due to the 7.9% sequential growth in data revenues.

Data revenues grew substantially (+20.5%) in year-on-year terms for yet another quarter, totaling R$ 921 million in 3Q16 and accounting for more than half of total customer revenues (52.4% in 3Q16 versus 49.1% in 2Q16 and 42.9% in 3Q15). The new offers launched by the Company (Oi Livre and Oi Mais) are accelerating the market trend of replacing voice with data by offering more extensive data allowances to customers. The increase in 3G/4G handset penetration in the customer base (68% in 3Q16) also encourages higher data usage. In order to allow data traffic growth, Oi has been investing in its network, especially in the transmission and transport infrastructure.

In 3Q16, network usage revenues totaled R$ 143 million, 34.0% down y.o.y., mainly due to the MTR regulated cuts. In February 2015, interconnection tariffs (MTR) declined 33.3% to R$ 0.15517, R$ 0.15897 and R$ 0.15485 in Regions I, II and III, respectively. In February 2016, these same tariffs fell to R$ 0.09317, R$ 0.10309 and R$ 0.11218 in Regions I, II and III, respectively. Future cuts approved by ANATEL are as follows: (i) in 2017: R$ 0.04928, R$ 0.05387 and R$ 0.06816; (ii) in 2018: R$ 0.02606, R$ 0.02815 and R$ 0.04141; and (iii) in 2019: R$ 0.01379, R$ 0.01471 and R$ 0.02517 in Regions I, II and III, respectively.

In 3Q16, handset revenues totaled R$ 43 million, 17.5% down y.o.y. and 35.3% down q.o.q. Smartphones accounted for 100% of sales in the quarter and 4G handsets represented 73% of sales and 15% of the total base.

Oi closed 3Q16 with 44,118 thousand RGUs in the Personal Mobility segment, 6.3% down y.o.y. Net disconnections totaled 2,942 thousand in the last 12 months, as a result of 2,979 thousand net disconnections in the prepaid segment and 37 thousand net adds in the postpaid segment. Prepaid performance is associated with stricter disconnection rules in order to avoid the payment of regulatory fees, preserving the Company’s cash and increasing business profitability.

Operational RESULTS

Oi’s mobile customer base (Personal Mobility + B2B) reached 46,387 thousand RGUs in 3Q16, 44,118 thousand of which in the Personal Mobility segment and 2,270 thousand in the B2B segment. Gross adds totaled 4.4 million, while net disconnections came to 1,187 thousand in 3Q16.

Prepaid

The prepaid customer base came to 37,318 thousand RGUs in 3Q16, 7.4% down y.o.y., mainly due to the previously mentioned base cleanup policy, focused on reducing costs and improving margins. In the sequential comparison, there was a 2.6% decline, with 981 thousand net disconnections.

Recharges fell 6.0% y.o.y., but moved up slightly q.o.q. (1.4% up on 2Q16). Recharge volume per business day, which had been falling between January and June 2016, has been showing signs of recovery since July, with an increase of 3.2% between August and September, despite the high unemployment rate and the economic slowdown, underlining Oi Livre’s power to create value through the consolidation of SIM cards. The recharger base (active customers who make recharges) also showed signs of recovery in relation to the previous quarter.

The main prepaid offer, Oi Livre, launched in November 2015, features daily, weekly and monthly plans and an extensive data allowance, as well as a single tariff for calls to any operator anywhere in the country (all-net model). The all-net model is supported by the ongoing MTR cuts and encourages the consolidation of SIM cards by consumers. At the end of 3Q16, Oi Livre accounted for 42% of the total prepaid base. It is worth noting the average increase of 16.0% in recharges from customers that migrated to Oi Livre por Semana, proving Oi’s strategy of increasing customer profitability through more complete offers closely aligned with consumers’ current needs.

Postpaid

Oi closed the quarter with 6,800 thousand RGUs in the postpaid segment (+0.5% y.o.y. and -3.1% q.o.q.), corresponding to 15.4% of the total Personal Mobility customer base. ARPU from the postpaid segment continued to rise year on year (+9.4% y.o.y.), chiefly due to price adjustments in the first quarter and the increased share of high-end offers sales.

In postpaid segment, Oi has new offers that were launched at the end of 2015, Oi Mais and Oi Mais Controle, featuring a more extensive data allowance with no use restrictions, minute allowances and reduced single tariffs to call any operator anywhere in the country. In the end of 3Q16, customers who adhered to Oi Mais and Oi Mais Controle accounted for 30% of the total postpaid + control customer base (+10 p.p. q.o.q.). ARPU from Oi Mais customers was 22.8% higher than that of customers from other plans, while ARPU from Oi Mais Controle was 17.8% higher. These figures also show the success of the new portfolio of offers towards the Company’s strategy to increase customer profitability.

2G, 3G and 4G LTE Coverage

Oi’s 2G coverage reached 3,402 municipalities in 3Q16 (93% of the country’s urban population), while 3G coverage reached 1,478 municipalities (+20.2% y.o.y.), or 80% of the Brazilian urban population.

4G LTE coverage reached 133 municipalities, or 51% of Brazil’s urban population, 16 p.p. more than in 3Q15. Oi is working in partnership with other operators in the sharing of the 3G/4G network, in line with the strategy of optimizing investments and controlling costs combined with the improvement in customer experience.

Oi’s efforts to improve its 3G and 4G network capacity and coverage quality have allowed a consistent growth of data traffic in the network, meeting the growing demand for data usage while improving ANATEL’s network quality metrics.

Mobile ARPU

Mobile ARPU treats total mobile service revenues (Personal Mobility + B2B) as if they were generated by a separate mobile company, i.e. including revenues from traffic between Oi’s mobile and wireline divisions (intercompany), but excluding revenues from mobile long-distance calls that belong to the STFC license (fixed voice concession). This amount is then divided by the average customer base to calculate mobile ARPU.

Operational RESULTS

Mobile ARPU came to R$ 16.0 in the quarter, 4.3% down y.o.y., but 2.6% up q.o.q. The annual drop was chiefly due to the MTR cuts (in February 2016) and the decline in prepaid recharges, as explained above. Excluding interconnection revenues, mobile ARPU increased 5.1% y.o.y.

B2B

	3Q16	3Q15	2Q16	YoY	QoQ	9M16	9M15	YoY
B2B
Net Revenues (R$ million)	1,827	1,967	1,908	-7.1%	-4.3%	5,801	5,989	-3.2%
Revenue Generating Units (RGU) - ('000)	7,023	7,602	7,078	-7.6%	-0.8%	7,023	7,602	-7.6%
Fixed	4,195	4,584	4,261	-8.5%	-1.5%	4,195	4,584	-8.5%
Broadband	558	594	561	-6.0%	-0.6%	558	594	-6.0%
Mobile	2,270	2,424	2,256	-6.4%	0.6%	2,270	2,424	-6.4%

Net revenues in the B2B segment amounted to R$ 1,827 million in 3Q16, 7.1% lower y.o.y, mainly impacted by (i) lower voice traffic as a result of the natural market trend; (ii) reduction in the fixed-to-mobile (VC) and interconnection (MTR) tariffs; (iii) the Brazilian macroeconomic environment; and (iv) the non-handset subsidies policy for mobility. In the sequential comparison, net revenues in the B2B segment fell 4.3%, chiefly due to the decline in wireline.

Oi ended 3Q16 with 7,023 thousand RGUs in the B2B segment, 7.6% down y.o.y. and 0.8% lower than in 2Q16. Despite the decline, net disconnections have slowed down in recent quarters due to the Company’s operational progress, focused on improving quality and customer experience.

Corporate

In 3Q16, the data, IT and value-added services offered by the Company, such as VPN networks, cloud services, ICT, datacenter, home office, management services, security solutions and M2M (Machine-to-Machine), among others, accounted for a larger share of Corporate revenues, reducing this segment’s dependence on voice revenues. This quarter, the share of non-voice in total revenues from this segment increased 3 p.p. over 3Q15 to 66%. In addition, non-traditional services, such as IT and VAS, moved up 22.5% over 3Q15.

SMEs

The SME segment has been presenting improvements in its operational indicators, mainly due to the implementation of non-traditional sales channels, which have lower costs, focus on high-end customers, simplification of the offer portfolio and improvement of customer experience focused on digitization.

A practical example of digitization is the platform launched at the end of 2015, the Oi Mais Empresas app, a free and fully digital customer service channel that allows customers to acquire services, contract plan upgrades, make complaints and request bill copies and repairs, among others, using a smartphone. More than 237 thousand small and medium enterprises have adhered to the new portfolio and are benefiting from Oi’s new customer service channel, which has a user satisfaction level of 90% and 88% of the requests completed within the deadline. Besides, 66,6% of these customers recommend Oi’s services. As a result, billing complaints as a percentage of revenues have consistently declined since the end of 2015 (-50.6% between 4Q15 and 3Q16).

In order to complement the new portfolio of offers, at the end of 2015, Oi launched Oi Mais Empresas for the SMEs segment, featuring mobile plans with 4G data and wireline at a fixed monthly fee (flat fee model). Oi Mais Empresas is a simpler offer that allows higher cash flow predictability. Currently, this offer represents 23% of wireline customer base and 37% of mobile customer base of this segment. As a result, mobile and fixed ARPU of new customers in the SMEs segment increased 8.2% and 8.9%, respectively, from December 2015 to 3Q16, while gross adds climbed 86.4% when comparing 4Q15 and 3Q16. Consequently, there was a consistent reduction in net disconnections in the segment, with a drop of 82.0% in this same period.

Operational RESULTS

Operating Costs and Expenses

Table 2 – Breakdown of Operating Costs and Expenses

R$ million	3Q16	3Q15	2Q16	YoY	QoQ	9M16	9M15	YoY
Costs and Operating Expenses
Brazil	4,658	4,775	4,878	-2.5%	-4.5%	14,389	14,426	-0.3%
Personnel	743	656	721	13.2%	3.0%	2,121	1,844	15.0%
Interconnection	287	431	215	-33.4%	33.7%	849	1,362	-37.6%
Third-Party Services	1,618	1,530	1,577	5.8%	2.6%	4,710	4,636	1.6%
Network Maintenance Service	249	516	506	-51.8%	-50.9%	1,233	1,458	-15.4%
Handset Costs/Other (COGS)	68	5	51	1285.3%	33.6%	181	179	1.4%
Marketing	64	128	131	-50.3%	-51.5%	282	252	11.9%
Rent and Insurance	1,044	912	1,060	14.5%	-1.5%	3,188	2,599	22.7%
Provision for Contingencies	235	186	290	26.6%	-18.9%	729	678	7.6%
Provision for Bad Debt	167	181	164	-7.7%	2.3%	458	506	-9.4%
Taxes and Other Expenses (Revenues)	183	231	164	-20.4%	11.9%	637	914	-30.3%
Others	92	200	126	-54.0%	-26.8%	345	415	-17.0%
Routine OPEX	4,750	4,975	5,004	-4.5%	-5.1%	14,733	14,841	-0.7%

In 3Q16, consolidated routine opex, including the international operations, totaled R$ 4,750 million, 4.5% down from 3Q15 and 5.1% lower than in 2Q16.

Routine opex in the Brazilian operations reached R$ 4,658 million in 3Q16, 2.5% down from 3Q15 and 4.5% lower than in 2Q16. Considering inflation (IPCA) of 8.5% in the last twelve months, this result corresponded to a decrease of over 10% in real terms in the period.

Personnel

In 3Q16, personnel costs and expenses in Brazil totaled R$ 743 million, +13.2% y.o.y., mainly due to the absorption of network service operations in the state of Rio de Janeiro and in the South, North and Northeast regions, as detailed below in network maintenance service costs.

Interconnection

Interconnection costs in Brazil ended 3Q16 at R$ 287 million, 33.4% down y.o.y., chiefly due to the cuts in the interconnection tariffs (MTR) in February. In the sequential comparison, interconnection costs moved up 33.7% mainly due to the higher volume of off-net traffic, as a result of the Company’s new offers based on the all-net model.

Third-party Services

In 3Q16, costs and expenses related to third-party services in the Brazilian operations totaled R$ 1,618 million, 5.8% up on 3Q15. The reduction in call center costs and the optimization of sales channels were offset by the Globosat contractual adjustment and the better pay-TV customer base mix, which generate higher expenses with TV content, as well as contractual adjustments with other third-party services, and higher legal advisory costs.

Network Maintenance Service

Network maintenance service costs and expenses in Brazil totaled R$ 249 million in 3Q16, a substantial decline of 51.8% y.o.y. and 50.9% down q.o.q., due to the incorporation of network service operations, in order to improve customer experience and operational margin.

Operational RESULTS

Oi, through its subsidiary Serede, absorbed three network service operations. In October 2015, the Company incorporated the Rio de Janeiro operations, and this year, it concluded the incorporation of the operations in the South region in May and in the North and Northeast regions in June. As a result, 75% of all field technicians staff are now Oi employees directly managed by the Company (versus 20% before) who focus their activities on preventive network maintenance. This strategy reduces the number of repairs, in turn reducing the volume of network interventions and increasing field force productivity, thus freeing capacity to operate in a more preventive manner. This virtuous cycle improves field operations efficiency and reduces costs in terms of both the number of technicians and the volume of materials applied.

Consequently, Oi improved several of its operational indicators, such as repairs queue, compliance with schedule of visits and installation queue. These operational improvements had a direct positive impact on service quality, measured by the lower number of complaints to ANATEL. Oi accounted for 29% of complaints to ANATEL in 3Q16, versus 38% in 2014, while complaints for technical reasons declined 41.6% between 3Q15 and 3Q16, which is exactly the service provided by this filed force. This was, therefore, an important step towards making the business more efficient and improving service quality.

Handset Costs/Other (COGS)

In 3Q16, handset costs in the Brazilian operations amounted to R$ 68 million (R$ 63 million up y.o.y. and R$ 17 million up q.o.q.), due to increased handset sales volume.

Marketing

Marketing expenses totaled R$ 64 million in 3Q16, a 50.3% y.o.y. decline, due to the lower volume of prepaid and data campaigns. In the sequential comparison, marketing expenses fell 51.5% as a result of the lower volume of campaigns of Oi Mais, Oi Total and Oi Livre , besides higher expenses with Mother’s Day campaigns in 2Q16.

Rent and Insurance

Rent and insurance expenses in the Brazilian operations totaled R$ 1,044 million in 3Q16, 14.5% up y.o.y., chiefly due to (i) higher costs with vehicles, due to the absorption of network service operations; (ii) contractual adjustments related to the rental of submarine cables; and (iii) inflation-linked contractual adjustments.

Provision for Contingencies

The Company recorded provisions for contingencies in the Brazilian operations totaling R$ 235 million in 3Q16, 26.6% up on 3Q15, due to higher labor contingency costs, partially offset by the lower number of claims in the Special Civil Court (JEC – Juizado Especial Cível). The 18.9% q.o.q. reduction was due to lower corporate contingency costs.

Provision for Bad Debt

The provision for bad debt totaled R$ 167 million in 3Q16, in line with 2Q16 and 7.7% down y.o.y., due to an improvement in the customers’ payment profile, especially in the B2B segment. The provision for bad debt represented 2.7% of net revenues from the Brazilian operations in the period.

Operational RESULTS

EBITDA

Table 3 – EBITDA and EBITDA margin

	3Q16	3Q15	2Q16	YoY	QoQ	9M16	9M15	YoY
Oi S.A.
EBITDA (R$ million)	1,645	2,178	1,435	-24.5%	14.6%	4,846	6,088	-20.4%
Brazil	1,534	2,066	1,360	-25.7%	12.9%	4,570	5,763	-20.7%
Others	110	112	76	-1.4%	45.3%	276	325	-15.2%
EBITDA Margin (%)	25.7%	31.9%	22.0%	-6.2 p.p.	3.7 p.p.	24.6%	29.5%	-4.9 p.p.
Non-routine Items	0	326	-85	n.m.	-100.0%	-95	278	n.m.
Routine EBITDA (R$ million)	1,645	1,852	1,520	-11.2%	8.2%	4,940	5,810	-15.0%
Brazil	1,534	1,740	1,444	-11.8%	6.2%	4,665	5,485	-15.0%
Others	110	112	76	-1.4%	45.3%	276	325	-15.2%
Routine EBITDA Margin (%)	25.7%	27.1%	23.3%	-1.4 p.p.	2.4 p.p.	25.1%	28.1%	-3.0 p.p.
Brazil	24.8%	26.7%	22.8%	-1.9 p.p.	1.9 p.p.	24.5%	27.5%	-3.1 p.p.
Others	54.5%	35.9%	37.6%	18.7 p.p.	16.9 p.p.	44.5%	43.9%	0.5 p.p.

In 3Q16, consolidated routine EBITDA totaled R$ 1,645 million, 11.2% down y.o.y. and 8.2% up q.o.q. Routine EBITDA from the Brazilian operations came to R$ 1,534 million in the same period, -11.8% y.o.y. and +6.2% q.o.q., while routine EBITDA margin from the Brazilian operations stood at 24.8%, 1.9 p.p. up q.o.q.

Routine EBITDA from the other international operations (Africa and East Timor) totaled R$ 110 million in the quarter, in line with 3Q15 and 45.3% up on 2Q16, due to the reduction in opex in Africa and the exchange variation.

Capex

Table 4 – Capex

R$ million	3Q16	3Q15	2Q16	YoY	QoQ	9M16	9M15	YoY
Capex
Brazil	982	950	1,215	3.3%	-19.2%	3,401	2,976	14.3%
Others	22	34	38	-36.7%	-42.7%	108	102	5.5%
Total	1,004	984	1,253	1.9%	-19.9%	3,509	3,078	14.0%

In 3Q16, the Company’s consolidated investments totaled R$ 1,004 million (+1.9% y.o.y. and -19.9% q.o.q.) and Capex in the Brazilian operations came to R$ 982 million (+3.3% y.o.y. and -19.2% q.o.q.). It is worth noting the 14.3% year-on-year increase in investments in the Brazilian operations in the first nine months of 2016, which totaled R$ 3,401 million and accounted for 17.8% of Brazil’s total net revenues, which represents a significant 2.9 p.p. increase over 9M15.

The goal of these investments is to upgrade and expand the network capacity, focusing our efforts on initiatives to promote the use of 3G and 4G networks, structural actions in the mobile network core, and transmission and transport infrastructure, with the implementation of infrastructure projects, including the expansion of the 100 Gbps optical transport network (OTN) backbone, the modernization of the IP network core and the expansion of its access through the Single Edge project, in addition to other initiatives to upgrade and optimize the fixed and mobile access network capacity.

As a result of the investments in infrastructure, several network quality indicators have improved consistently, leading to a better customer experience. Data and voice access indicators, for example, have been consistently increasing,

Operational RESULTS

reaching their best level in the last two years. ANATEL’s SMP8 and SMP9 metrics, which measure data connection and data drop, respectively, have also been improving continuously. At the same time, Oi’s network has been recording significant increases in data traffic and ADSL usage per user, while network congestion levels have been falling considerably, underlining the improved network quality and customer experience.

In 3Q16, Oi invested R$ 800 million in the network, corresponding to 81.5% of total investments in the Brazilian operations.

Operational Cash Flow (Routine EBITDA – Capex)

Table 5 - Operational Cash Flow

R$ million	3Q16	3Q15	2Q16	YoY	QoQ	9M16	9M15	YoY
Oi S.A.
Routine EBITDA	1,645	1,852	1,520	-11.2%	8.2%	4,940	5,810	-15.0%
Capex	1,004	984	1,253	1.9%	-19.9%	3,509	3,078	14.0%
Routine Operational Cash Flow (EBITDA - Capex)	641	868	267	-26.1%	139.9%	1,432	2,732	-47.6%

Table 6 - Operational Cash Flow of Brazilian Operations

R$ million	3Q16	3Q15	2Q16	YoY	QoQ	9M16	9M15	YoY
Oi S.A.
Routine EBITDA	1,534	1,740	1,444	-11.8%	6.2%	4,665	5,485	-15.0%
Capex	982	950	1,215	3.3%	-19.2%	3,401	2,976	14.3%
Routine Operational Cash Flow (EBITDA - Capex)	552	790	229	-30.1%	141.2%	1,263	2,509	-49.6%

In 3Q16, consolidated routine operational cash flow (routine EBITDA minus Capex) amounted to R$ 641 million, 26.1% down y.o.y., but 139.9% up q.o.q. Routine EBITDA minus Capex in the Brazilian operations totaled R$ 552 million in this quarter, 30.1% down y.o.y. and 141.2% up q.o.q.

Depreciation / Amortization

In 3Q16, the Company reported depreciation and amortization expenses of R$ 1,300 million, 1.1% up y.o.y. and 2.7% lower than in 2Q16.

Table 7 – Depreciation and Amortization

R$ million	3Q16	3Q15	2Q16	YoY	QoQ	9M16	9M15	YoY
Depreciation and Amortization
Total	1,300	1,287	1,336	1.1%	-2.7%	4,010	3,778	6.1%

FINANCIAL RESULTS

Financial Results

Table 8 – Financial Results (Oi S.A. Consolidated)

R$ million	3Q16	3Q15	2Q16	9M16	9M15
Oi S.A. Consolidated
Net Interest (on fin. investments and loans and financing)	(710)	(1,238)	(798)	(2,366)	(2,967)
Net FX Result (on fin. investments and loans and financing)	(792)	(500)	2,299	777	(1,043)
Other Financial Income / Expenses	(200)	(236)	(879)	(1,393)	(441)
Net Financial Income (Expenses)	(1,701)	(1,973)	622	(2,982)	(4,452)

In 3Q16, Oi S.A. recorded net financial expenses of R$ 1,701 million, versus net financial income of R$ 622 million in 2Q16 and net financial expenses of R$ 1,973 million in 3Q15.

This performance was chiefly due to the “Net FX result” item, explained by the depreciation of the Real against the Dollar (+1.1%) and the Euro (+3.0%) in 3Q16, resulting in a negative impact of the exchange variation on debt. It is worth noting that in 2Q16 the financial result had been positively impacted by the appreciation of the Real against the Euro and the Dollar, in a scenario of higher exchange exposure during the quarter, due to the reversal of the Company’s portfolio of derivatives.

“Net Interest” item fell by R$ 88 million q.o.q., as a result of higher financial income from cash financial investments in local currency (Reais).

“Other Financial Income/Expenses” item registered an expense of R$ 200 million in the quarter, 77.2% lower than in the previous quarter, mainly due to the non-recurring impact of the impairment adjustment (with no cash effect) on the fair value of Oi’s interest in non-consolidated financial investments in Africa in 2Q16.

FINANCIAL RESULTS

Net Earnings (Loss)

Table 9 – Net Earnings (Loss) (Oi S.A. Consolidated)

R$ million	3Q16	3Q15	2Q16	YoY	QoQ	9M16	9M15	YoY
Net Income
Earnings before interest and taxes (EBIT)	344	891	99	-61.4%	247.9%	836	2,310	-63.8%
Financial Results	-1,701	-1,973	622	-13.8%	n.m.	-2,982	-4,452	-33.0%
Income Tax and Social Contribution	342	55	-1,377	520.0%	n.m.	-1,169	258	n.m.
Net Loss from Continuing Operations	-1,015	-1,027	-656	-1.2%	54.8%	-3,315	-1,883	76.0%
Net Results from Discontinued Operations	0	6	0	n.m.	n.m.	0	1,086	n.m.
Consolidated Net Earnings (Loss)	-1,015	-1,021	-656	-0.6%	54.8%	-3,315	-797	315.9%
attributable to owners of the Company	-1,051	-981	-493	7.2%	113.3%	-3,212	-762	321.5%
attributable to non-controlling interests	36	-40	-163	n.m.	n.m.	-102	-35	194.7%

Oi’s earnings before interest and taxes (EBIT) totaled R$ 344 million in 3Q16, 61.4% lower than in 3Q15, chiefly due to lower EBITDA. In 3Q16, Oi recorded a net loss from continuing operations in the amount of R$ 1,015 million, in line with the same period last year. In the sequential comparison, net loss increased 54.8%, mainly due to the reversal of the financial result, as explained above, which came to a net financial expense of R$ 1,701 million this quarter, partially offset by the reversal of income tax and social contribution, that, in the previous quarter, was impacted by a reduction in deferred income tax and social contribution (with no cash effect) from the exchange variation on financial operations, as a result of the Dollar and Euro depreciation ocurred at the end of 2Q16.

DEBT & LIQUIDITY

Debt & Liquidity

Table 10 - Debt

R$ million	Sep/16	Sep/15	Jun/16	% Gross Debt
Debt
Short Term	48,325	8,237	46,492	100.0%
Long Term	0	45,419	0	0.0%
Total Debt	48,325	53,656	46,492	100.0%
In Local Currency	13,044	13,493	12,625	27.0%
In Foreign Currency	35,177	46,606	33,986	72.8%
Swaps	105	-6,443	-119	0.2%
(-) Cash	-7,142	-16,415	-5,106	-14.8%
(=) Net Debt	41,184	37,241	41,386	85.2%

Oi S.A. ended 3Q16 with a consolidated gross debt of R$ 48,325 million, 9.9% or R$ 5,331 million lower than in 3Q15, and 3.9% up on 2Q16. The increase in the quarter was chiefly due to the effect of interest accrual and the depreciation of the Real against the Dollar (+1.1%) and the Euro (+3.0%), combined with the suspension of interest payments and the amortization of principal of loans and financing due to the Judicial Reorganization process, accepted by the Judge of the 7th Corporate Court of the Judicial District of the State Capital of Rio de Janeiro on June 29, 2016. Net debt closed 3Q16 at R$ 41,184 million, 0.5% down on 2Q16.

The Company’s cash balance increased by 39.9% or R$ 2,035 million in the quarter. This increase was due to the Company’s positive operational cash generation (EBITDA – Capex), higher income from financial investments, and the effects from the Judicial Reorganization process, such as: (i) suspension of payments of the debt principal and interest; (ii) lower volume of judicial deposits, due to the suspension of lawsuits and executions against the seven companies of the Oi Group that are included in the Judicial Reorganization process; and (iii) freezing of all liabilities on June 20, 2016, which will be subject to negotiation with creditors under the Judicial Reorganization plan. On the day after the Judicial Reorganization request (from June 21, 2016 on), payments to suppliers were back to normal and a new cycle of accounts payable began, generating this non-recurring positive cash effect on working capital.

Table 11 – Cash Balance (Brazilian operations)

R$ million
2Q16 Cash Position	5,106
Routine EBITDA	1,534
Capex	-982
Working capital	1,304
Judicial deposits + taxes	-189
Financial operations	367
3Q16 Cash Position	7,142

DEBT & LIQUIDITY

Table 12 – Gross Debt Breakdown

R$ million
Gross Debt Breakdown	3Q16
Int'l Capital Markets	31,395
Local Capital Markets	4,280
Development Banks and ECAs	8,960
Commercial Banks	4,007
Hedge and Borrowing Costs	-316
Total Gross Debt	48,325

Judicial Reorganization Process

As broadly disclosed to the market, the Company had been taking actions and conducting studies, together with its financial and legal advisors to optimize its liquidity and debt profile. The Company, after considering the challenges arising from its economical and financial situation and in light of the maturity schedule of its financial debts, threats to cash flows represented for imminent block or pledge of amounts in lawsuits, and in light of the urgency to adopt protection measures of the Oi Companies, concluded that the request for judicial reorganization was the most appropriate course of action at that time to (i) preserve the continuity of its offering of quality services to its customers, within the rules and commitments undertaken with the Brazilian National Telecommunications Agency (ANATEL), (ii) preserve the value of the Oi Companies, (iii) maintain the continuity of operations and corporate activities, thus protecting in an organized manner the interests of the Oi Companies, its customers, shareholders and other stakeholders, and (iv) protect the Oi Companies’ cash and cash equivalents.

On June 20, 2016, Oi, together with its direct or indirect wholly owned subsidiaries Oi Móvel, Telemar, Copart 4 Participações S.A. – under judicial reorganization (“Copart 4”), Copart 5 Participações S.A. – under judicial reorganization (“Copart 5”), PTIF, and Oi Brasil Holdings Cooperatief U.A. – under judicial reorganization (“Oi Holanda”) (collectively with the Company, the "Oi Companies") filed, as a matter of urgency, a request for judicial reorganization with the Court of the State of Rio de Janeiro, as approved by the Company’s Board of Directors and the authorized governing bodies of the Oi Companies.

On June 22, 2016, the United States Bankruptcy Court for the Southern District of New York entered an order granting the provisional relief requested by Oi, Telemar, Oi Coop and Oi Móvel in their United States bankruptcy code Chapter 15 cases that were filed on June 21, 2016.

On June 23, 2016, the High Court of Justice of England and Wales issued orders recognizing the judicial reorganization request in respect of the Company, Telemar and Oi Móvel filed in Brazil pursuant to Law 11101/2005, as a foreign main proceeding in accordance with the United Nations Commission on International Trade Law (UNCITRAL) Model Law on Cross-Border Insolvency.

On June 29, 2016, the Judge of the 7th Corporate Court of the Judicial District of the State Capital of Rio de Janeiro granted the processing of the judicial reorganization of the Oi Companies.

DEBT & LIQUIDITY

On July 22, 2016, the shareholders ratified the judicial reorganization request at the Company’s Extraordinary Shareholders’ Meeting and also authorized the Company’s management to take all the actions and practice all the acts necessary with regard to the judicial reorganization of the Oi Companies.

Also on July 22, 2016, the 7th Corporate Court of the Judicial District of the State Capital of Rio de Janeiro appointed PricewaterhouseCoopers Assessoria Empresarial Ltda. and the law firm Arnoldo Wald (“Trustee”) to act as trustees of the Oi Companies.

On September 5, 2016 the Company announced that, in a meeting held on this date, the Company’s Board of Directors approved the terms and conditions of the Oi Companies’ joint judicial reorganization plan, as well as the presentation of such plan in the Oi Companies’ judicial organization proceeding to the judge and its creditors, meeting strictly the 60 days deadline designated by law. For more information on the Reorganization, please access

http://www.recjud.com.br/download_arquivos.asp?id_arquivo=54FC1AD2-A84C-48DE-BDA7-B2880EBC0D9E.

The first list of creditors submitted by the Oi Companies was published on September 20, 2016 (“First List of Creditors”). The payables to parties no controlled by Oi, according to the First List of Creditors, totals approximately R$65.1 billion. As from the date of this publication, the creditors had 15 business days to file with the Trustee (i) a proof of claim (the “Proof of Claim” or “Claim”), if their receivables were not included in the First List of Creditors, or (ii) the discrepancy (the “Discrepancy”) if, according to the creditor, the amount in the First List of Creditors is incorrect or its receivables were incorrectly classified. The deadline for creditors to filed a Claim and/or a Discrepancy was October 11, 2016.

The Trustee will review the First List of Creditors and, taking into consideration the Claims and Discrepancies, will submit and publish a second list of creditors within 45 business days after the deadline to file Proofs of Claim and Discrepancies (“Second List of Creditors”). If the extension is not requested and approved, the publication of this Second List of Creditors must be made on or around December 19, 2016, as established by law. The Creditors will have two deadlines from the publication of the Second List of Creditors: (i) a ten-business day deadline to file with the Judge their challenges (the “Challenge”) to the Second List of Creditors, which shall end on or around February 3, 2017 and (ii) a thirty-business day deadline to file with the Judge their objections to the Judicial Reorganization Plan (the “Objection”), which it is estimated to be on or around March 8, 2017, if there is no extension of the deadline for submission of the Second List of Creditors.

On November 22, a hearing will be held aiming to consensually equate our debt with ANATEL, as part of a mediation procedure initiated under the judicial reorganization process.

According to the Brazilian law, the Judicial Reorganization Plan must be approved by debt holders meeting approximately 150 days after publication of the approval decision that granted the processing of the judicial reorganization, on June, 29, 2016. After the approval, the Plan must be ratified by the judge.

The Company will keep its shareholders and the market in general posted on any significant development regarding the Judicial Reorganization process.

For more information on the Oi Companies’ Judicial Reorganization process, please access the website http://www.recjud.com.br/.

Additional Information

Oi S.A. Consolidated

Income Statement - R$ million	3Q16	3Q15	2Q16	9M16	9M15
Net Operating Revenues	6,394	6,827	6,524	19,674	20,651
Cost and Operating Expenses	-4,750	-4,649	-5,089	-14,828	-14,563
Personnel	-766	-691	-745	-2,196	-1,930
Interconnection	-294	-511	-222	-874	-1,468
Third-Party Services	-1,650	-1,574	-1,622	-4,824	-4,746
Network Maintenance Service	-257	-529	-516	-1,261	-1,490
Handset Costs/Other (COGS)	-69	-20	-60	-203	-217
Marketing	-67	-136	-138	-298	-273
Rent and Insurance	-1,054	-928	-1,071	-3,222	-2,637
Provision for Contingencies	-235	-186	-290	-729	-678
Provision for Bad Debt	-168	-184	-164	-460	-536
Taxes and Other Revenues (Expenses)	-188	-216	-176	-665	-867
Other Operating Revenues (Expenses), net	0	326	-85	-95	278
EBITDA	1,645	2,178	1,435	4,846	6,088
Margin %	25.7%	31.9%	22.0%	24.6%	29.5%
Depreciation and Amortization	-1,300	-1,287	-1,336	-4,010	-3,778
EBIT	344	891	99	836	2,310
Financial Expenses	-2,098	-5,977	187	-4,092	-9,333
Financial Income	397	4,004	435	1,110	4,881
Income Before Tax and Social Contribution	-1,357	-1,082	721	-2,146	-2,141
Income Tax and Social Contribution	342	55	-1,377	-1,169	258
Net Earnings (Loss) from Continuing Operations	-1,015	-1,027	-656	-3,315	-1,883
Net Results from Discontinued Operations	0	6	0	0	1,086
Consolidated Net Earnings (Loss)	-1,015	-1,021	-656	-3,315	-797
Margin %	-15.9%	-15.0%	-10.0%	-16.8%	-3.9%
Profit (Loss) attributed to the controlling shareholders	-1,051	-981	-493	-3,212	-762
Profit (Loss) attributed to the non-controlling shareholders	36	-40	-163	-102	-35
Outstanding Shares Thousand (ex-treasury)	675,667	700,461	675,667	675,667	747,896
Earnings per share (R$)	-1.5553	-1.4000	-0.7291	-4.7540	-1.0191

Additional Information

Oi S.A. Consolidated

Balance Sheet - R$ million	09/30/2016	06/30/2016	09/30/2015
TOTAL ASSETS	80,311	77,176	101,189
Current	28,038	25,074	41,010
Cash and cash equivalents	6,952	4,852	13,192
Financial investments	108	213	3,101
Derivatives	0	314	1,839
Accounts Receivable	9,841	8,765	8,045
Inventories	381	385	442
Recoverable Taxes	1,059	879	698
Other Taxes	1,176	1,131	939
Assets in Escrow	1,128	1,202	1,253
Held-for-sale Assets	5,899	5,822	10,167
Other Current Assets	1,495	1,510	1,334
Non-Current Assets	52,273	52,102	60,179
Long Term	23,425	22,961	31,291
.Recoverable and Deferred Taxes	8,202	7,794	10,778
.Other Taxes	779	853	743
.Financial investments	82	41	122
.Assets in Escrow	13,982	13,893	12,938
.Derivatives	0	0	6,354
.Other	381	380	356
Investments	134	140	141
Property Plant and Equipment	25,360	25,519	25,417
Intagible Assets	3,354	3,482	3,330

TOTAL LIABILITIES	80,311	77,176	101,189
Current	61,096	57,259	21,236
Suppliers	7,122	5,111	4,430
Loans and Financing	48,221	46,611	8,733
Financial Instruments	105	195	1,343
Payroll and Related Accruals	764	682	630
Provisions	868	932	1,223
Pension Fund Provision	136	125	35
Payable Taxes	440	277	388
Other Taxes	1,596	1,585	1,422
Dividends Payable	29	40	90
Liabilities associated to held-for-sale assets	384	520	897
Authorizations and Concessions Payable	84	62	834
Other Accounts Payable	1,345	1,118	1,211
Non-Current Liabilities	8,801	8,662	60,095
Loans and Financing	0	0	51,366
Financial Instruments	0	0	407
Other Taxes	1,038	993	891
Contingency Provisions	3,861	3,773	3,327
Pension Fund Provision	416	412	363
Outstanding authorizations	7	7	9
Other Accounts Payable	3,477	3,477	3,732
Shareholders' Equity	10,415	11,255	19,858
Controlling Interest	9,507	10,433	18,039
Minority Interest	908	823	1,819

Additional Information

Please note

The main tables in this Earnings Release will be available in Excel format in the “Financial Information / Quarterly Reports” section of the Company’s website (www.oi.com.br/ir).

Definitions of the terms used in the Earnings Release are available in the Glossary section of the Company’s website: http://ri.oi.com.br/oi2012/web/conteudo_pt.asp?idioma=0&conta=28&tipo=44320

Additional Information

JUDICIAL REORGANIZATION PROCESS

Presentation of the Judicial Reorganization Plan

On September 05, Oi informed its shareholders and the market in general that, in a meeting held on this date, the Company’s Board of Directors approved the terms and conditions of the Oi Companies’ joint judicial reorganization plan, as well as the presentation of such plan in the Oi Companies’ judicial organization proceeding, currently underway in the 7th Corporate Court of the Judicial District of the State Capital of Rio de Janeiro (“Judicial Reorganization Plan”).

 The Judicial Reorganization Plan establishes the terms and conditions proposed for the principal measures that may be adopted, with the goal of overcoming the Oi Companies’ current financial and economic situation and ensuring their ongoing continuity, including measures for (i) the restructuring and equalization of its liabilities; (ii) the exploration and adoption of measures during the judicial reorganization aimed at obtaining new financial resources and (iii) the possible sale of fixed assets.

The Judicial Reorganization Plan is available to the Company’s shareholders at the Company’s headquarters and on its website (www.oi.com.br/ri). A copy of this material will also be available on the Empresas.NET System of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM), as well as the website of BM&FBovespa (www.bmfbovespa.com.br).

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=B2524C64-CFA0-4EB0-8206-6837395A80D7

Updated list of creditors

On September 21, Oi informed its shareholders and the market in general that the complete and updated list of creditors of the Oi Companies was available from this date to its shareholders and the market in general and to the Oi Companies’ creditors on the website of the judicial reorganization of Oi Companies, which can be accessed through the http://www.recjud.com.br address and on the website of the Court of the Judicial District of Rio de Janeiro, with public access at the website http://www.tjrj.jus.br/consultas/relacao-nominal-de-credores/7-vara-emp.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=B9C725E4-0609-46F6-8FF5-8BA59B292730

Suspension of Payments – Portugal Telecom International Finance B.V. – In Judicial Reorganization

On October 03, Oi informed its shareholders and the market in general that, on this date, the District Court of Amsterdam, The Netherlands, granted the request of Portugal Telecom International Finance B.V. – In Judicial Reorganization (“PTIF”), one of the Company’s financial vehicles in The Netherlands, for the commencement of suspension of payment proceedings, initiated in order to ensure compatibility in that jurisdiction with the judicial reorganization initiated by the Company and certain of its subsidiaries (including PTIF) in Brazil. The (provisionally) granted suspension of payment proceedings provided PTIF with a stay against creditor action in The Netherlands to allow it to restructure its debts with the ultimate aim of satisfying its creditors. Among other matters addressed by the order of the District Court of Amsterdam, Mr. J.L.M. Groenewegen of CMS in Amsterdam was appointed as administrator to oversee PTIF’s (provisionally) granted suspension of payment proceedings in The Netherlands and the interests of PTIF’s creditors in cooperation with PTIF’s managing board.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=C06F9328-4CE0-46F0-A7ED-B2DF5374A849

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS

Suspension of the Extraordinary General Shareholders’ Meetings of September 8, 2016

On September 02, The Company informed its shareholders and the market in general that on this date, the 7th Corporate Court of the Judicial District of the City and State of Rio de Janeiro, where the Oi Companies’ judicial reorganization

Additional Information

proceedings are pending, accepted the opinion of the Public Prosecutor of the State of Rio de Janeiro and suspended the Extraordinary General Shareholders’ Meetings called to resolve upon the dismissal of members of the Board of Directors, as well as the adoption of measures to commence a lawsuit against certain managers of the Company, which were called by the shareholder Société Mondiale Fundo de Investimento em Ações to be held on September 8, 2016. The Court also determined that the involved parties should carry out mediation, due to existing disputes between shareholders of the Company.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=CECC90DB-869C-4CAC-8E78-92EE7B6A8217

Approval of Emergency Measures in Arbitration Procedure

On September 06, Oi reported its shareholders and the market in general that, it was informed that, in an arbitration proceeding commenced by its shareholder Société Mondiale Fundo de Investimento em Ações (“Société Mondiale”), against the shareholder Bratel B.V. (“Bratel”) and the Company before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado, “CAM”), the Supporting Arbitrator appointed by CAM decided to partially grant the request for urgent measures presented by Société Mondiale (“Decision”).

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=657A3651-3A7F-4177-9790-1A54AA22FB4F

Requests for the Adoption of Cumulative Voting

On September 06, pursuant to Article 30, item XXXIV of CVM Instruction No. 480/09, Oi communicated that, on this date, it received the requests for the adoption of cumulative voting, pursuant to Article 141 of Law No. 6,404/76, from shareholder Bratel B.V. and from shareholder BNDES Participações S.A. – BNDESPAR.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=59E8221D-4690-4F6E-BE8B-1A74F7A980EA

Judicial Decision - Suspension of the September 8, 2016 Extraordinary General Shareholders’ Meetings Upheld

On September 06, Oi communicated to its shareholders and the market in general that, on this date, it was informed that the Second Section of the Superior Court of Justice denied the preliminary injunction with respect to conflict of jurisdiction requested by shareholder Société Mondiale Fundo de Investimento em Ações, called for an urgent decision by the lower court demanded the disclosure of information about the underlying proceedings and requested that the Federal Prosecutor issue an opinion regarding conflict.

As a result of this decision, the Company informed its shareholders that the Meetings called for September 8, 2016 remained suspended and only took place pending further instruction from the judiciary.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=4DF2D2A9-E5E9-41E0-83FD-78656F336438

Judicial Decision - Suspension of the Shareholders’ Meetings

In September 08, Oi communicated to its shareholders and the market in general that, the 7th Corporate Court of the Judicial District of the City and State of Rio de Janeiro granted the Motion for Clarification of Judgment filed by Bratel B.V.. Therefore, the Company reiterated the suspension of the Meetings called to be held on September 8, 2016 and that they took place subject to a decision by the Court.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=8D617E16-8BEB-46EC-AF9A-6B35BB3B61AE

Additional Information

Transaction between Bratel and Société Mondiale

On September 13, Oi informed its shareholders and the market in general that the shareholders Bratel B.V. (“Bratel”) and Société Mondiale Fundo de Investimento em Ações (“Société Mondiale”) announced the execution of an agreement amongst themselves regarding the call and occurrence of the Company’s extraordinary general shareholders’ meetings to be held on September 8, 2016 (the “Meetings”). The Company was informed that, as a result of this transaction, all claims relating to such Meetings have been extinguished.

Also as a result of this transaction, Société Mondiale stated that, on this date, it requested that the Chairman of the Company’s Board of Directors cancel the Meetings.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=E35DF01C-B48C-4D22-B287-4E15562FF215

OTHER SUBJECTS

Resignation of Chief Financial Officer and Investor Relations Officer

On September 12, Oi informed its shareholders and the market in general that Mr. Flavio Nicolay Guimarães presented his resignation as Chief Financial Officer and Investor Relations Officer on this date.

The Board of Directors, on this date, elected Mr. Ricardo Malavazi Martins, who resigned from his position as member of the Board of Directors of the Company, for the position of Chief Financial Officer and Investor Relations Officer to replace Mr. Flavio Nicolay Guimarães.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=E1C59328-11EA-4CF3-B66D-DD02F7467349

Resignation of Board Member

On September 12, Oi informed to its shareholders and the market in general that Mr. Marcos Grodetzky presented his resignation as member of the Board of Directors of the Company on September 9, 2016.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=2CD36D25-4282-4730-AF8B-9CAB4330BE7D

Nomination of members for the Board of Directors

On August 12, Oi reported its shareholders and the market in general that the Company’s Board of Directors, in a meeting held on in this date, unanimously nominated Messrs. Marcos Duarte Santos and Ricardo Reisen de Pinho to fill the vacancies of members of the Board of Directors for the remainder of their respective terms until the 2018 Ordinary General Shareholders’ Meeting.

On September 14, Oi S.A. informed its shareholders and the market in general that in conformity with Article 150 of the Brazilian Corporation Law, the Board of Directors of the Company, in a meeting authorized by the 7th Corporate Court of the Judicial District of the State Capital of Rio de Janeiro, held on this date, nominated the following individuals to hold the vacant positions for members and alternate members of the Board of Directors: as members, Messrs. Demian Fiocca and Hélio Calixto da Costa; and as alternate members, Messrs. Pedro Grossi Junior, Nelson de Queiroz Sequeiros Tanure, Blener Braga Cardoso Mayhew, Luís Manuel da Costa de Sousa de Macedo, Nelson Sequeiros Rodriguez Tanure and José Manuel Melo da Silva.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=238B96EB-CD34-4E94-9E82-71052E4FEA25

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=987BEDEE-84F0-47CA-B17A-C7C7496CE9F6

Additional Information

CVM INSTRUCTION 358, ART. 12: Direct or indirect controlling shareholders and shareholders who elect members of the Board of Directors or the Fiscal Council, and any other individual or legal entity, or group of persons, acting as a group or representing the same interests, that attains a direct or indirect interest representing five percent (5%) or more of a type or class of shares of the capital of a publicly-held company, must notify the Securities Commission (CVM) and the Company of the fact, in accordance with the above article.

Oi recommends that its shareholders comply with the terms of article 12 of CVM Instruction 358, but it takes no responsibility for the disclosure or otherwise of acquisitions or disposals by third parties of interests corresponding to 5% or more of any type or class of its share, or of rights over those shares or other securities that it has issued.

	Capital	Treasury	Free-Float[1]
Common	668,033,661	148,282,004	519,748,521
Preferred	157,727,241	1,811,755	155,915,442
Total	825,760,902	150,093,759	675,663,963

Shareholding position as of 9/30/2016.

Note: (1) The outstanding shares do not consider the shares held by the members of the Board of Directors and Executive Board.

DISCLAIMER

Rio de Janeiro - November 9, 2016. This report includes consolidated financial and operating data for Oi S.A. – Under Judicial Reorganization (“Oi S.A.” or “Oi” or “Company”) and its direct and indirect subsidiaries as of September 30, 2016. In compliance with CVM instructions, the data are presented in accordance with International Financial Reporting Standards (IFRS).

Due to the seasonality of the telecom sector in its quarterly results, the Company will focus on comparing its financial results with the same period of the previous year.

This report contains projections and/or estimates of future events. The projections contained herein were compiled with due care, taking into account the current situation, based on work in progress and the corresponding estimates. The use of terms such as “projects”, “estimates”, “anticipates”, “expects”, “plans”, “hopes” and so on, is intended to indicate possible trends and forward-looking statements which, clearly, involve uncertainty and risk, so that future results that may differ from current expectations. These statements are based on various assumptions and factors, including general economic, market, industry, and operational factors. Any changes to these assumptions or factors may lead to practical results that differ from current expectations. Excessive reliance should not be placed on these statements.

Forward-looking statements relate only to the date on which they are made, and the Company is not obliged to update them as new information or future developments arise. Oi takes no responsibility for transactions carried out or investment decisions taken on the basis of these projections or estimates. The financial information contained herein is unaudited and may therefore differ from the final results.

Oi –Investor Relations

Marcelo Ferreira                 +55 (21) 3131-1314              marcelo.asferreira@oi.net.br

Cristiano Grangeiro            +55 (21) 3131-1629             cristiano.grangeiro@oi.net.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2016

OI S.A.

By:	/s/ Ricardo Malavazi Martins
Name:	Ricardo Malavazi Martins
Title:	Chief Financial Officer and Investor Relations Officer